UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of March, 2006


                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SPIRENT PLC

                                ("the Company")

                              ANNUAL REPORT 2005



London, UK - Friday, 24 March 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, announces that it has today posted the Annual Report 2005 and Notice of 2006 Annual General Meeting to its shareholders. Copies of the following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel: +44 (0)20 7676 1000):

-         Annual Report 2005
-         Notice of 2006 Annual General Meeting
-         Form of Proxy for the 2006 AGM

he Notice of 2006 Annual General Meeting contains a resolution seeking shareholder approval for the Company to change its name to Spirent Communications plc.

In accordance with Listing Rule 12.4.4 shareholders are informed that the Notice of 2006 Annual General Meeting also contains a resolution seeking shareholder approval for the Company to implement an on-market share repurchase programme through which the Company intends to return up to GBP50 million to shareholders. This authority, if approved by shareholders, is a general authorisation for the Company to make purchases of its own Ordinary shares.

You may also view the Annual Report 2005 and Notice of 2006 Annual General Meeting by visiting our website at www.spirent.com/investors

- ends -



Enquiries


Michael Anscombe                Spirent plc                 +44 (0)1293 767676
Deputy Company Secretary



About Spirent



Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com



Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.



Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 24 March 2006                              By   ____/s/ Luke Thomas____

                                                    (Signature)*